FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2024

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Other Relevant Information dated April 18, 2024

Item 1

Banco Santander, S.A. (the “Bank” or “Banco Santander”), in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

Reference is made to our notice of inside information of 19 February 2024 (official registry number 2114) (the “Buy-back Commencement Communication”), relating to the buyback programme of own shares (the “Buy-back Programme”) approved by the Board of Directors of Banco Santander.

Pursuant to article 5 of Regulation (EU) no. 596/2014 on Market Abuse of 16 April 2014, and articles 2.2 and 2.3 of Commission Delegated Regulation (EU) 2016/1052, of 8 March 2016, the Bank informs of the transactions carried out over its own shares between 11 and 17 April 2024 (both inclusive).

The cash amount of the shares purchased to 17 April 2024 as a result of the execution of the Buy-back Programme amounts to 718,154,644 Euros, which represents approximately 49.2% of the maximum investment amount of the Buy-back Programme. The programme was announced together with its other characteristics through the Buy-back Commencement Communication.

Date	Security	Transaction	Trading venue	Number of shares	Weighted average price (€)
11/04/2024	SAN	Purchase	XMAD	7,094,944	4.4971
11/04/2024	SAN	Purchase	CEUX	947,287	4.5051
11/04/2024	SAN	Purchase	TQEX	111,738	4.5062
11/04/2024	SAN	Purchase	AQEU	346,031	4.4917
12/04/2024	SAN	Purchase	XMAD	5,096,034	4.4704
12/04/2024	SAN	Purchase	CEUX	655,079	4.4786
12/04/2024	SAN	Purchase	TQEX	72,601	4.4785
12/04/2024	SAN	Purchase	AQEU	176,286	4.4774
15/04/2024	SAN	Purchase	XMAD	4,097,976	4.4676
15/04/2024	SAN	Purchase	CEUX	1,019,592	4.4689
15/04/2024	SAN	Purchase	TQEX	99,669	4.4755
15/04/2024	SAN	Purchase	AQEU	282,763	4.4685
16/04/2024	SAN	Purchase	XMAD	6,096,187	4.3879
16/04/2024	SAN	Purchase	CEUX	668,677	4.4005
16/04/2024	SAN	Purchase	TQEX	68,883	4.4026
16/04/2024	SAN	Purchase	AQEU	166,253	4.3999
17/04/2024	SAN	Purchase	XMAD	1,399,738	4.4263
17/04/2024	SAN	Purchase	CEUX	1,015,661	4.4272
17/04/2024	SAN	Purchase	TQEX	118,041	4.4298
17/04/2024	SAN	Purchase	AQEU	266,560	4.4280
			TOTAL	29,800,000

Issuer name: Banco Santander, S.A. - LEI 5493006QMFDDMYWIAM13

Reference of the financial instrument: ordinary shares - Code ISIN ES0113900J37

Detailed information of the transactions carried out within the referred period is attached as Annex I.

Boadilla del Monte (Madrid), 18 April 2024

ANNEX I

Detailed information on each of the transactions carried out within the context of the Buy-back Programme between 11/04/2024 and 17/04/2024 (both inclusive)

(https://www.santander.com/content/dam/santander-com/es/documentos/cumplimiento/do-anexo-i-11-a-17-abril-2024.pdf)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	April 18, 2024	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Regulatory Compliance